KW 3/24/14

[redacted]

14049458

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 14 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bullaro Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway St
(No. and Street)

Astoria (City) NY (State) 11103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Bullaro (718) 204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield & Company PLLC
(Name – *if individual, state last, first, middle name*)

301 E. Pine Street, Suite 975, Orlando, FL 32801
(Address) (City) (State) (Zip Code)

CHECK ONE:

✓... Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Sal Bullaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullaro Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sal Bullaro
Signature

President
Title

Farhad
Notary Public

Sworn to me before 18th day of March, 2014

TAMANNA H FARHAD
NOTARY PUBLIC, State of New York
No. 01FA6277833
Qualified in Queens County
Commission Expires March 11, 2017

This report ** contains (check all applicable boxes):

- ✔ (a) Facing Page.
- ✔ (b) Statement of Financial Condition.
- ✔ (c) Statement of Income (Loss).
- ✔ (d) Statement of Changes in Financial Condition.
- ✔ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✔ (g) Computation of Net Capital.
- ✔ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✔ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✔ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- ✔ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bullaro Securities Corp.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2013

ROSENFIELD & Co. PLLC

TRADITIONAL VALUES | EXTRAORDINARY RESULTS

Bullaro Securities Corp.

December 31, 2013

CONTENTS

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullaro Securities Corp.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Bullaro Securities Corp., a New York corporation, ("the Company") as of December 31, 2013 and the related statements of income, changes in shareholder's equity, and, cash flows for the year then ended that you are filing pursuant to Rule 17a 5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullaro Securities Corp. at December 31, 2013 and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3 1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X 17A 5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenfield & Company PLLC

March 05, 2014

Bullaro Securities Corp.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$172
Securities Owned at Fair Value	15,276,955
Due from Traders	600,000
Total Assets	$15,877,127
Liabilities and Shareholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$6,000
Securities Sold Not Yet Purchased at Fair Value	11,659,564
Due to Clearing Broker	2,868,669
Total Liabilities	14,534,233
Shareholder's Equity	
Common Stock, no par value, 200 shares authorized and outstanding	$ 250,000
Additional Paid-in Capital	319,536
Retained Earnings	773,358
Total Shareholder's Equity	1,342,894
Total Liabilities and Shareholder's Equity	$15,877,127

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Losses on Principal Transactions	$(250,812)
Trader Reimbursements	910,357
Dividend, Interest and ECN Rebates	228,283
Total Revenues Net of Losses on Principal Transactions	887,828
Expenses	
Floor Brokerage, Exchange and Clearance Fees	$418,892
Dividend and Interest Expense	458,711
Accounting and Auditing	6,500
Other Operating Expenses	978
Total Expenses	885,081
Net Income	$ 2,747

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Cash Flow
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net Income	$ 2,747
Changes in operating assets and liabilities:	
Decrease in Due from Clearing Broker	2,724,210
Decrease in Securities Owned at Fair Value	17,196,797
(Increase) in Due from Traders	(600,000)
(Decrease) in Securities Sold Not Yet Purchased, at Fair Value	(21,746,141)
(Decrease) in Due to Traders	(447,511)
Increase in Due to Clearing Broker	2,868,669
Increase in Accounts Payable and Accrued Expenses	1,000
Net cash (used in) operating activities	(229)
(Decrease) in Cash	(229)
Cash at Beginning of Year	401
Cash at End of Year	$ 172

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	Total Shareholder's
	Shares	Amount	Capital	Earnings	Equity
Balance January 1 2013	200	$250,000	$ 319,536	$770,611	$1,340,147
Net Income		-	-	2,747	2,747
Balance December 31, 2013	200	$250,000	$ 319,536	$773,358	$1,342,894

The accompanying notes are an integral part of these financial statements

NOTE 1 ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

Bullaro Securities Corp., (the "Company"), a New York corporation, is a broker dealer registered under Section 15(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission and the State of New York. It is also registered with FINRA and the NYSE MKT LLC. The Company is an Amex Trading Permit holder and Floor Market Maker Participant with trading privileges on the NYSE Amex Options trading platform. The Company was incorporated on January 2, 1991 in the State of New York and has its principal business location in Astoria, New York.

The Company derives all of its revenues from proprietary trading profits and related income. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities. The Company clears all of its securities transactions through a clearing broker.

Recently Issued Accounting Pronouncements:

Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition – Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

c. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash balances in banks and securities held by and amounts due from the clearing broker. The Company's cash balances are on deposit in a federally insured account and bank balances generally do not exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

e. Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820),"Fair Value", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

All of the Company's long and short securities positions at December 31, 2013 consist of Level 1 securities

f. Marketable securities

Marketable securities are valued at quoted market prices. Unrealized gains and losses resulting from the difference between cost and market are included in income.

g. Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 INCOME TAXES

The Company follows FASB ASC 740 Income Taxes. This provides guidance for recognizing and measuring uncertain tax positions, as defined in Accounting for Income Taxes. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2013.

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and corresponding statutes of New York State and, as such, does not pay corporate level taxes in those jurisdictions but, rather, income and losses are passed through to the shareholder and reported on their personal income tax returns.

Bullaro Securities Corp.
Notes to Financial Statements
December 31, 2013

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December 31, 2013, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. In particular, The Company meets the provisions of Section a(6) which allows an options market-maker an exemption from the haircut deductions prescribed under the Rule. At December 31, 2013, the Company's minimum capital requirement was $191,654 and is required at all times to maintain minimum dollar net capital of no less than $100,000. As of December 31, 2013, the Company had net capital of $742,894. The Company had an aggregate indebtedness to net capital ratio of 3.87 to 1.

NOTE 5 – SUBSEQUENT EVENTS

We evaluated events occurring between the end of our fiscal year, December 31, 2013, and March 5, 2013 when the financial statements were issued.

Bullaro Securities Corp.
Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to SEC Rule 15c3-1
Year Ended December 31, 2013

Assets		$	15,877,127
Less Liabilities			(14,534,233)
Total Ownership Equity			1,342,894
Plus Subordinated Liabilities			-
Total Capital and Allowable Subordinated Liabilities			1,342,894
Less Non allowables			(600,000)
Net Capital Before Haircuts and Undue Concentration			742,894
Less Haircuts and Undue Concentration			-
Net Capital		$	742,894
Minimum Capital Requirement	6 2/3 % of Aggregate Indebtedness		191,654
Minimum dollar net capital requirement	100,000		
Excess Net Capital			551,240
Total Aggregate Indebtedness			2,874,670
Excess Net Capital at 1000%			455,427
Percentage of Aggregate Indebtedness to Net Capital			386.96%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X 17a 5 as of December 31, 2013

Net capital, as reported in Company's Part II A (unaudited) FOCUS report		742,894
Audit adjustments		-
Net capital per the preceding as of December 31, 2013	$	742,894

See report of independent registered public accounting firm.

Bullaro Securities
Year Ended December 31, 2013

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDING DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2013 in accordance with Rule 15c3-3(k)(2)(ii).

The Company has compiled with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities during the year ended December 31, 2013.

See report of independent registered public accounting firm.

ROSENFIELD & Co. PLLC

TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

Board of Directors
Bullaro Securities Corp.

In planning and performing our audits of the financial statements and supplemental schedules of Bullaro Securities Corp. (the Company), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a- 5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Rosenfield & Company PLLC

Rosenfield & Company PLLC
March 05, 2014

Bullaro Securities Corp.

SUPPLEMENTAL SIPC REPORT

December 31, 2013

ROSENFIELD & Co. PLLC

TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED UPON PROCEDURES

Board of Directors
Bullaro Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Bullaro Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bullaro Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bullaro Securities Corp.'s management is responsible for the Bullaro Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 01, 2013 to December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenfield & Company PLLC

Rosenfield & Company PLLC
March 05, 2014

Capital Plaza II • 301 East Pine Street • Suite 975 • Orlando, FL 32801
Phone: 407.849.6400 • Fax: 407.849.6700 • www.RosenfieldandCo.com

Bullaro Securities Corp.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended December 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ -
Less Payments Made:			
	Date Paid	Amount	
			-
Interest on late payment(s)			-
Total Assessment Balance and Interest Due			$ -
Balance due on Form SIPC 7			$ -

See accountants' report on agreed upon procedures

Bullaro Securities Corp.

Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended December 31, 2013

Total revenue for the fiscal period beginning January 01, 2013 and ending December 31, 2013	$ 112,472
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in	176,564
Net gain from securities in investment accounts	-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	-
Interest and dividend expense	458,711
Total deductions	635,276
SIPC NET OPERATING REVENUES	(522,803)
GENERAL ASSESSMENT @ 0.0025	$ -

See accountants' report on agreed upon procedures